UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INNO HOLDINGS INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

4576JP 109

(CUSIP Number)

Lujiao Xianyu

14738 SW 23rd Street

Miami, FL 33185

909-971-7496

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 4576JP 109	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons: Next Level Market Fund Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: United States

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,452,620[1]
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,452,620[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,452,620
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 7.00%
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 4576JP 109	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons: Lujiao Xianyu
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: United States

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,452,620[1]
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,452,620[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,452,620[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 7.00%
14.	Type of Reporting Person (See Instructions): IN

[1]	The amount reported includes 1,452,620 shares of Common Stock (as defined herein) held by Next Level Market Fund Inc. Lujiao Xianyu is the President of Next Level Market Fund Inc. Lujiao Xianyu disclaims any beneficial ownership of any shares of Common Stock held by Next Level Market Fund Inc. other than her pecuniary interest therein.

CUSIP No. 4576JP 109	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons: Fuxia Sun
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: United States

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,452,620[1]
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,452,620[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,452,620[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 7.00%
14.	Type of Reporting Person (See Instructions): IN

[1]	The amount reported includes 1,452,620 shares of Common Stock (as defined herein) held by Next Level Market Fund Inc. Fuxia Sun is the Vice President of Next Level Market Fund Inc. Fuxia Sun disclaims any beneficial ownership of any shares of Common Stock held by Next Level Market Fund Inc. other than her pecuniary interest therein.

CUSIP No. 4576JP 109	13D	Page 5 of 8 Pages

1.	Names of Reporting Persons: Lan Li
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: United States

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,452,620[1]
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,452,620[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,452,620[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 7.00%
14.	Type of Reporting Person (See Instructions): IN

[1]	The amount reported includes 1,452,620 shares of Common Stock (as defined herein) held by Next Level Market Fund Inc. Lan Li is the Secretary of Next Level Market Fund Inc. Lan Li disclaims any beneficial ownership of any shares of Common Stock held by Next Level Market Fund Inc. other than her pecuniary interest therein.

CUSIP No. 4576JP 109	13D	Page 6 of 8 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, no par value (the “Common Stock”), of Inno Holdings Inc. (the “Issuer”), a Texas corporation. The address of the Issuer’s principal executive office is 2465 Farm Market 359 South, Brookshire, TX 77423.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by Next Level Market Fund Inc. (“Next Level”), Lujiao Xianyu, Fuxia Sun and Lan Li (Lujiao Xianyu, Fuxia Sun, and Lan Li, together with Next Level, the “Reporting Persons”). Lujiao Xianyu is the President, Fuxia Sun is the Vice President and Lan Li is the Secretary of Next Level.

(b) The business address of each of the Reporting Persons is 14738 SW 23rd Street, Miami, FL 33185.

(c) The principal business of Next Level is to provide strategic guidance, mentorship programs, and educational resources, the entity aims to equip small companies with the knowledge and tools required to navigate the complexities of capital markets. The principal business of Lujiao Xianyu is serving as President of Next Level. The principal business of Fuxia Sun is serving as Vice president of Next Level. The principal business of Lan Li is Serving as Secretary of Next Level.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Next Level is a Florida non-profit corporation. Lujiao Xianyu, Fuxia Sun and Lan Li is each a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 31, 2024, Next Level received 1,452,620 shares of Common Stock as a charitable donation from Dekui Liu, the former Chief Executive Officer of the Issuer, pursuant to a Stock Transfer Agreement, dated May 31, 2024, by and between the Next Level and Dekui Liu (the “Stock Transfer Agreement”).

The foregoing description of the Stock Transfer Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as Exhibit 1.

Item 4.	Purpose of the Transaction

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Either or both of the Reporting Persons may, directly or through one or more affiliates, from time to time or at any time, acquire or seek to acquire additional Common stock either in the open market or in private transactions, or dispose of or seek to dispose of or a portion of such Common Stock now owned or hereafter acquired. In addition, the Reporting Persons may, directly or through one or more affiliates, from time to time or at any time, (i) engage in discussions with or make proposals to the Board of the Issuer, other stockholders of the Issuer, and/or third parties or (ii) encourage, cause or seek to cause the Issuer or any of such persons to consider or explore extraordinary corporate transactions involving the Issuer, including, among other things, a merger, reorganization, consolidation, or other take-private transaction that could result in the delisting or deregistration of the Common Stock, sales or acquisition of assets or businesses, joint ventures, changes to the Issuer’s capitalization or dividend policy, or other material changes to the Issuer’s business or capital or governance structure. Any action or actions of the Reporting Persons may undertake with respect to their investment in the Issuer will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 4576JP 109	13D	Page 7 of 8 Pages

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As of the date hereof and as more fully described in Item 3 above, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 1,452,620 shares over all of which securities Lujiao Xianyu, Fuxia Sun and Lan Li has shared voting and dispositive power.

The 1,452,620 shares of Common Stock beneficially owned by the Reporting Persons represent 7.00% of the issued and outstanding shares of Common Stock based on 20,751,726 shares of Common Stock outstanding as of August 5, 2024 as set forth in the Issuer’s From 10-Q, as filed with the Securities and Exchange Commission on August 12, 2024.

(c) Other than as disclosed in this Schedule 13D, the Reporting Persons have not effected any transactions in the Issuer’s securities within the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 6, 2024, Next Level entered into an agreement to sell 145,262 shares of Common Stock to various investors, subject to a number of material and yet to be completed closing conditions (“Securities Purchase Agreement”). The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement attached as Exhibit 2.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any Reporting Person and any other person or entity.

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Stock Transfer Agreement, dated May 31, 2024, by and between the Next Level and Dekui Liu.
Exhibit 2	Securities Purchase Agreement, dated September 6, 2024, by and among Next Level, various Investors and other parties thereto*.
Exhibit 3	Power of Attorney for Next Level Market Fund Inc.
*	Exhibits and Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish a supplemental copy of any such omitted Exhibit or Schedules to the Securities and Exchange Commission upon request.

[The signature page follows.]

CUSIP No. 4576JP 109	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2024

NEXT LEVEL MARKET FUND INC.

By:	/s/ Lujiao Xianyu
Name:	Lujiao Xianyu
Title:	President

MS. Lujiao Xianyu

By:	/s/ Lujiao Xianyu
Name:	Lujiao Xianyu

MS. Fuxia Sun

By:	/s/ Fuxia Sun
Name:	Fuxia Sun

MS. Lan Li

By:	/s/ Lan Li
Name:	Lan Li